CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                  EXHIBIT 12.1

                           NORCAL WASTE SYSTEMS, INC.
                       RATIO OF EARNINGS TO FIXED CHARGES
                      (THOUSANDS OF DOLLARS, EXCEPT RATIO)
                      FISCAL YEARS ENDING 1994 THROUGH 1998

                                                                  YEAR ENDED SEPTEMBER 30,
                                              -------------------------------------------------------------
                                                1998          1997          1996         1995        1994
                                              --------      --------      --------      -------     -------
Income (loss) before Income Taxes,
   Extraordinary Item and Change
   in Accounting Principle ..............     $  9,461      $  6,526      $ (1,136)     $17,096     $ 8,859
Interest Expense(a) .....................       26,400        25,853        24,326       19,909      20,920
Capitalized Interest ....................         (235)         (204)         (413)           0           0
Interest Portion of Rental charge(b) ....          956           882           751          506         504
Income (loss) before Income Taxes,
   Extraordinary Item, Interest and
   Interest Portion of Rental charge ....     $ 36,582      $ 33,057      $ 23,528      $37,511     $30,283
Interest Expense ........................     $ 26,400      $ 25,853      $ 24,326      $19,909     $20,920
Interest Portion of Rental Charge .......          956           882           751          506         504
Interest Expense plus Interest Portion
   of Rental Charge .....................     $ 27,356      $ 26,735      $ 25,077      $20,415     $21,424
Ratio of Earnings to Fixed Charges ......         1.34          1.24        --    (c)      1.84        1.41

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(a)     In addition, the Company guaranteed certain obligations of a less than
        50% owned entity in the amounts of $0.4 million, $1.2 million and $2.0 million as of September 30, 1998, 1997 and 1996, respectively. The less than 50% owned entity incurred approximately $0.1 million, $0.2 million and $0.2 million of interest expense on these obligations in the years ended September 30, 1998, 1997 and 1996, respectively. This amount was not included in the calculation of the ratio of earnings to fixed charges as the Company had not been required to honor the guarantees and does not expect to be required to do so.

(b) Interest portion of rentals is assumed to equal 33% of operating lease and rental expense for the period.

(c)     In 1996, earnings were insufficient to cover fixed charges by $1,549.